EXHIBIT 1

To the Holders of
CorTS trust for BellSouth Telecommunications
Debentures Certificates
CUSIP 22080E205


Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust, Series LTR, hereby gives notice with respect to the Distribution occurring on June 1, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $25.00 principal amount certificates, is:


Class            Principal      Interest        Total Distribution

Amortizing Class  $0.00          $0.875              $0.875


2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. 50,000,000 aggregate principal amount of BellSouth Telecommunications Debentures due 2095 (the "Term Assets") held for the above trust. The Term Assets are currently rated Aaa by Moody's Investors Service, Inc. and AAA by Standard and Poor's Ratings Group.

5. 2,000,000 CorTS Certificates with an Aggregate Certificate Principal Balance of $50,000,000 were outstanding at the close of business on the Distribution Date.


                      U.S. BANK TRUST NATIONAL ASSOCIATION